FORM 6-K/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[ X ]..... Form 40-F...[    ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [    ]                   No      [    ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

“Charles A. Butt”
Date: December 20, 2007	Charles A. Butt
President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in Registration Statement on Form F-3 File No. 333-129943 filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached document contains forward looking information.

Q3-2007

Third Quarter Report
September 30, 2007

(unaudited)

Consolidated Balance Sheets

Consolidated Statements of Operations, Comprehensive Loss and Deficit

Consolidated Statements of Cash Flows

1 / 16

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	September 30	December 31
	2007	2006
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,851	$15,287
Accounts receivable	1,531	1,546
Income taxes recoverable	328	-
Inventories	6,204	6,093
Prepaid expenses and deposits	296	598
	14,210	23,524

Long-term Assets
Fixed assets	508	552
Intangible and other assets	851	944
Goodwill	367	367

	$15,936	$25,387

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,999	$3,486
Current income tax liability	529	539
Deferred revenues	-	58
Current portion of tenure allowance	38	-
	2,566	4,083
Long-term liabilities
Tenure allowance	944	954
	3,510	5,037

Shareholders’ equity
Share capital (Note (4(c))	101,027	100,994
Contributed surplus (Note 4(b))	9,859	8,943
Deficit	(98,460)	(89,587)
	12,426	20,350

	$15,936	$25,387

See accompanying notes

Approved on Behalf of the Board:

“Nitin Kaushal”	“Don Buxton”
Director – Nitin Kaushal	Director – Don Buxton

2 / 16

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

REVENUES
Sales	$2,300	$1,448	$6,286	$3,499
Licensing	-	29	57	86
Phytosterol revenues	2,300	1,477	6,343	3,585
Interest and other	96	325	397	853
	2,396	1,802	6,740	4,438
EXPENSES
Cost of sales (Note 1(c))	2,826	1,305	6,439	3,099
General and administrative	1,159	1,263	3,900	4,184
Research and development	793	1,997	2,841	7,122
Marketing, sales and product development	352	686	1,244	1,812
Foreign exchange loss (gain)	419	(20)	1,308	1,094
Depreciation and amortization	55	36	163	108
	5,604	5,267	15,895	17,419
Loss from continuing operations for the period before taxes	(3,208)	(3,465)	(9,155)	(12,981)
Discontinued Operations (Note 6)
Income from discontinued operations, net of current tax expense	-	-	-	305
Gain from disposal of discontinued operations,
net of current income tax provision of $ 7,574
and future income tax reduction of $ (845)	-	-	-	6,627
Net loss for the period before taxes	(3,208)	(3,465)	(9,155)	(6,049)

Provision for (recovery of) income taxes	64	(4)	282	(81)

Net loss and comprehensive loss for the period	$(3,144)	$(3,469)	$(8,873)	$(6,130)

Deficit, beginning of period	(95,316)	(81,404)	(89,587)	(78,743)
Deficit, end of period	$(98,460)	$(84,873)	$(98,460)	$(84,873)
Weighted average number of common shares outstanding (‘000’s)	38,412	37,931	38,406	37,082

Basic and diluted loss per share from continuing operations	$(0.08)	$(0.09)	$(0.23)	$(0.35)
Basic and diluted income per share from discontinued operations	-	-	-	$0.01
Basic and diluted gain per share from disposal of discontinued operations	-	-	-	$0.18

Basic and diluted loss per share	$(0.08)	$(0.09)	$(0.23)	$(0.16)

See accompanying notes

3 / 16

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

OPERATIONS
Net loss for the period	$(3,144)	$(3,469)	$(8,873)	$(6,130)
Adjustments for:
Impairment of inventory	491	-	961	-
Loss on purchase commitment	437	-	437	-
Income from discontinued operations, net of taxes	-	-	-	(305)
Gain on sale of discontinued operations, net of taxes	-	-	-	(6,627)
Depreciation and amortization	55	36	163	108
Amortization of deferred license revenues	-	(29)	(57)	(86)
Amortization of capitalized financing fees	-	-	-	26
Accretion of interest	-	-	-	117
Stock-based compensation expense	14	296	942	1,658
	(2,147)	(3,166)	(6,427)	(11,239)
Net change in non-cash operating items from continuing operations (Note 5)	(313)	(2,231)	(2,931)	(8,179)
Net cash used in continuing operations	(2,460)	(5,397)	(9,358)	(19,418)

Net cash provided by discontinued operations	-	-	-	1,922
	(2,460)	(5,397)	(9,358)	(17,496)
INVESTMENTS
Acquisition of fixed assets	(35)	(15)	(85)	(76)
Proceeds on disposal of Phyto-Source manufacturing joint venture (Note 6)	-	-	-	28,935
	(35)	(15)	(85)	(28,859)
FINANCING
Issuance of common shares	-	468	7	676
Decrease in long-term liabilities from discontinued operations	-	-	-	(330)
	-	468	7	346
Increase (decrease) in cash and cash equivalents	(2,495)	(4,944)	(9,436)	11,709
Cash and cash equivalents, beginning of period	8,346	25,951	15,287	9,298
Cash and cash equivalents, end of period	$5,851	$21,007	$5,851	$21,007

4 / 16

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

Supplementary cash flow information:
Interest paid - continuing operations	$1	$-	$3	$-
Interest paid - discontinued operations	-	-	-	18
Income taxes paid	-	2,164	-	6,367

Non-cash financing activities:
Conversion of preferred shares to common shares	-	-	-	4,581
Transfer from contributed surplus for options exercised	-	42	26	192

See accompanying notes

5 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	Basis of Presentation, Going Concern and Significant Accounting Policies:

These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited financial statements and notes presented in the annual report for the year ended December 31, 2006 filed on SEDAR at www.sedar.com.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations, comprehensive loss and consolidated cash flows at September 30, 2007, and for all periods presented, have been made. The results of operations for the nine months ended September 30, 2007, are not necessarily indicative of the results for the full year ending December 31, 2007.

These consolidated financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

(a)	Basis of consolidation

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”). The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method. Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)	Significant Accounting Policies:

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006, except for the adoption of the accounting policies noted in note 1(d):

(c)	Inventories

Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in- process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales. In the three months ended September 30, 2007, $491 (2006-$nil) was charged to cost of sales, and in the nine months ended September 30, 2007, $961 (2006-$nil) was charged to cost of sales.

In addition, in the three and nine months ended September 30, 2007, $437 (2006-$nil) was charged to cost of sales as a result of recognizing impairment losses on 2008 purchase commitments for inventory.

6 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

1)	Basis of Presentation, Going Concern and Significant Accounting Policies (continued):

(d) Significant Accounting Policies (continued):

Effective on January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855”).

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income / (loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments and other financial liabilities are subsequently measured at amortized cost. As a result of the adoption of these standards, the Company has classified its cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, both of which are measured at amortized cost.

2)	Segmented disclosures:

The Company has operated in a single business segment developing, selling and licensing nutraceutical products derived from phytosterols. Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

During the three months ended September 30, 2007, substantially all of the Company’s revenue was generated from three customers. During the nine months ended September 30, 2007, substantially all of the Company’s revenue was generated from four customers.

7 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

3)	Joint venture:

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

Under this Agreement, the Company contributed GB£10.2 (Cdn$21) as the initial investment in Forbes-Fayrefield, with Fayrefield contributing GB£9.8 (Cdn$20) for their interest. Forbes-Fayrefield has arranged a EURO 300,000 line of credit to support the operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statements of operations, and cash flows reflecting the Company’s proportionate interests in the joint venture operations are as follows:

			Sept. 30	Dec. 31
Balance Sheet			2007	2006
Assets
Current assets			$258	$299
Office equipment			1	1

			$259	$300
Liabilities
Accounts payable, overdraft and accrued liabilities			$163	$248

Equity			$96	$52

Operations	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

Revenue	$237	$418	$884	$467
Cost of sales	(205)	(381)	(780)	(426)
Expenses	(19)	(8)	(60)	(10)
Net earnings	$13	$29	$44	$31

Cash Flow	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

Operating activities	$28	$(10)	$24	$(8)
Financing activities	-	-	-	(1)
Investing activities	-	-	-	21

Increase/(Decrease) in cash flow	$28	$(10)	$24	$11

8 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital:

	(a)	Authorized, issued and allotted:

Authorized share capital of the Company consists of an unlimited number of common shares with no par value and 50,000,000 preferred shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 were issued in 2005 and converted into common shares in 2006.

	(b)	Contributed surplus comprises:

	September 30	December 31
	2007	2006

Surplus relating to stock compensation, warrants and options associated with common shares
(Note 4 (c))	$7,986	$7,070
Surplus relating to warrants associated with the Series B Convertible Preferred Shares	1,873	1,873

Total contributed surplus	$9,859	$8,943

9 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	(c)	Common shares issued and allotted:

			Contributed
	Share Capital		Surplus
	Number of
	Common
	Shares	Amount	Amount

Balance, December 31, 2006	38,402,100	$100,994	$7,070

Employee stock-based compensation expense	-	-	108
Non-employee stock-based compensation expense	-	-	2

Balance, March 31, 2007	38,402,100	$100,994	$7,180

Cash proceeds from exercise of stock options	10,000	7	-
Employee stock-based compensation expense	-	-	702
Non-employee stock-based compensation expense	-	-	116
Transfer from contributed surplus for options exercised:		26	(26)

Balance, June 30, 2007	38,412,100	$101,027	$7,972

Employee stock-based compensation expense	-	-	13
Non-employee stock-based compensation expense	-	-	1

Balance, September 30, 2007	38,412,100	$101,027	$7,986

(d)	Share purchase warrants:

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing. The warrants may be exercised on a cashless basis at the option of the holder. The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors. A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at September 30, 2007 and expire on October 26, 2010. No warrants were exercised in the three and nine- month periods ended September 30, 2007.

10 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	(e)	Stock options and stock option plan:

	Number of	Weighted Average
	Optioned Shares	Exercise Price

Balance, December 31, 2006	4,571,625	$2.42
Options granted	446,500	1.00
Options forfeited	(371,250)	2.46
Balance, March 31, 2007	4,646,875	$2.28
Options granted	265,000	1.00
Options forfeited	(230,000)	1.08
Balance, April 12, 2007	4,681,875	$2.27
Options cancelled due to adoption of New Plan	(3,801,625)	2.51
Options issued on adoption of New Plan	2,171,500	1.00
Options issued	63,200	0.82
Options exercised	(10,000)	0.66
Options forfeited	(5,000)	1.99

Balance, June 30, 2007	3,099,950	$1.06
Options forfeited	(12,160)	1.00

Balance, September 30, 2007	3,087,790	$1.06

As at September 30, 2007, 2,586,025 options are exercisable at a weighted average exercise price of $1.07 per share. The stock options expire at various dates from December 31, 2007 to March 31, 2012.

On June 29, 2007, the Company implemented a new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”). The New Plan was initially approved by the Company’s Board of Directors on April 12, 2007 and was also approved by the Company’s shareholders at the Annual General and Special Meeting held May 17, 2007. The New Plan replaces the Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate. With the implementation of the New Plan, 3,801,625 options from the Old Plan, with exercise prices of more than $1.00 were replaced by 2,171,500 options under the New Plan and 1,510,575 of previously vested options were cancelled. These new options which have an exercise price of $1.00 and an expiry date of March 31, 2012, increased the stock option expense by $589. A total of 880,250 options from the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended. The stock compensation expense relevant to these options amounted to $229.

11 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	e)	Stock options and stock option plan (continued):

Under the new 2007 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 10 % of the outstanding common shares of the Company. At September 30, 2007, the Company could grant options for up to 3,841,210 common shares.

The aggregate intrinsic values of all vested stock options outstanding at September 30, 2007 was $nil. The total fair value of stock options that vested during the nine months ended September 30, 2007 was $942. The weighted average grant-date “fair values” of stock options granted during the nine months ended September 30, 2007 was $0.34. The total intrinsic values of the stock options exercised during the nine months ended September 30, 2007 was $1. No options were exercised in the three months ended September 30, 2007.

Stock options outstanding as at September 30, 2007:

	Options outstanding			Options exercisable
	Number			Number
	outstanding at	Weighted	Weighted	exercisable at	Weighted
Range of	September 30,	average remaining	average	September 30,	average
Exercise prices	2007	contractual life	exercise price	2007	exercise price

$0.66 - $0.96	108,200	3.31	$0.79	93,750	$0.77
$1.00 - $1.99	2,870,840	4.47	$1.00	2,383,525	$1.00
$2.13 - $3.69	108,750	0.25	$2.93	108,750	$2.93

	3,087,790	4.28	$1.06	2,586,025	$1.07

12 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	e)	Stock options and stock option plan (continued):

A summary of the non-vested stock options as at and changes for the nine months ended September 30, 2007 are as follows:

		Options outstanding				Non-vested options
		Weighted	Weighted				Weighted
		average	average		Aggregate		average
		exercise	years to		intrinsic		grant date
	Shares	price	expiration		value	Shares	fair value
Outstanding,
beginning of year	4,571,625	$2.42	2.85			676,750	$0.73
Granted	711,500	1.00	4.62			481,500	0.43
Exercised	-	-	-			-	-
Forfeited	(601,250)	1.93	1.52			(102,500)	0.93
Vested						(303,375)	0.93
Outstanding, end of Old Plan	4,681,875	$2.27	2.80			752,375	$0.44
Options cancelled due to adoption of New Plan	(3,801,625)	2.51	2.55			(255,875)	0.45
Outstanding, beginning of New Plan	880,250	$1.23	3.92			496,500	$0.43
Granted	2,234,700	0.99	4.76			139,520	0.30
Exercised	(10,000)	0.66	-			-	-
Forfeited	(17,160)	1.29	4.23			(12,920)	0.47
Vested						(121,335)	0.42
Outstanding at September 30, 2007	3,087,790	$1.06	4.28	$	Nil	501,765	$0.39

Options exercisable	2,586,025	$1.07	4.27	$	Nil	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on September 30, 2007 of $0.52 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

13 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	(f)	Stock based compensation:

Stock-based compensation recorded for the three and nine-month periods ended September 30, 2007 is summarized below:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

Employee stock-based compensation	$13	$272	$823	$1,409
Non-employee stock-based compensation	1	24	119	249
Total stock-based compensation	$14	$296	$942	$1,658

For the three and nine month periods ended September 30, 2007 and 2006 this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

Research and development	$5	$137	$345	$752
General and administrative	6	109	411	618
Marketing, sales and product development	3	50	186	288
	$14	$296	$942	$1,658

At September 30, 2007 there is a balance of $161 of unamortized stock based compensation expense, which will be recognized in future periods as the related options vest.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006
	(i)
Risk-free interest rate	n/a	3.9%	4.5%	4.3%
Expected dividend yield	n/a	0%	0%	0%
Expected life	n/a	2	2	2
Expected volatility	n/a	54%	91%	58%
Weighted average grant date fair value
per option	n/a	$0.70	$0.36	$0.94

(i) There were no employee stock option grants during the three months ended September 30, 2007.

14 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

4)	Share Capital (continued):

	(f)	Stock based compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006
	(i)
Risk-free interest rate	n/a	4.0%	4.5%	4.0%
Expected dividend yield	n/a	0%	0%	0%
Expected life	n/a	4	4.7	4
Expected volatility	n/a	88%	92%	88%
Weighted average grant date fair value
per option	n/a	$1.68	$0.50	$1.68

(i) There were no non-employee stock option grants during the three months ended September 30, 2007.

5)	Net change in non-cash operating items from continuing operations:

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006
Accounts receivable	$(117)	$(133)	$14	$331
Inventories	(708)	(745)	(1,509)	(5,207)
Income taxes recoverable	(328)	-	(328)	-
Prepaid expenses and deposits	210	336	406	1,958
Accounts payable and accrued liabilities	382	478	(1,487)	674
Current income tax liability	238	(2,166)	(10)	(5,987)
Deferred revenues	-	-	-	172
Increase/(decrease) in tenure allowance	10	(1)	(17)	(120)
	$(313)	$(2,231)	$(2,931)	$(8,179)

15 / 16

FORBES MEDI-TECH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2007
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

6)	Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd. The sales price was US$ 25,000 in cash (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,627 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees, $7,574 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for period from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations
Three months ended
March 31
2006

Revenue	$2,490

Expenses
Cost of goods sold	1,564
General and administrative	193
Depreciation and amortization	287
2,044

Net income before taxes	446

Income tax expense	141

Income from discontinued operations	$305

Gain on disposal of discontinued operations	$6,627

16 / 16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3-2007

Third Quarter ended September 30, 2007
(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006 and related notes that are prepared in accordance with Canadian generally accepted accounting principles and in conjunction with the Company’s unaudited consolidated financial statements for the third quarter ended September 30, 2007 and the notes thereto.

Basis of Presentation and Significant Accounting Policies

The unaudited consolidated interim financial statements for the three and nine months ended September 30, 2007 are prepared in accordance with Canadian generally accepted accounting principles for interim financial information, do not include all disclosures required for annual financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2006 filed on SEDAR at www.sedar.com. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year. The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited consolidated financial statements for the year ended December 31, 2006, except for the accounting policy changes effective on January 1, 2007, as disclosed in note 1 to the unaudited consolidated interim financial statements for the three and nine months ended September 30, 2007. The unaudited consolidated interim financial statements have been prepared on the basis that the Company will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

OVERVIEW

FORBES MEDI-TECH INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening diseases. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription. Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products. Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, and Inflammatory Lung Disease. Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

PHARMACEUTICALS

Our pharmaceutical objectives are currently focused on developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease. We are continuing to pursue the out-licensing of FM-VP4, our novel cholesterol-lowering drug candidate.

The FM-TP Series of Compounds

The FM-TP Series of Compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below. Such efforts are being conducted at our new facility in San Diego, California under the direction of Dr. John Nestor, who was appointed our Chief Scientific Officer in October 2006 in conjunction with our acquisition of TheraPei Pharmaceuticals, Inc., an R&D company founded by Dr. Nestor.

Although our FM-TP Series of Compounds are in early stages of preclinical development, we are currently working toward the identification of a lead product candidate from the FM-TP3000 Series targeting asthma, which should be confirmed this quarter, and a lead compound from the FM-TP2000 targeting diabetes which should be selected early in 2008. Our strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage.

Metabolic Syndrome

Metabolic Syndrome, also sometimes referred to as insulin resistance syndrome or syndrome-X, is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes. According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the five factors characteristic of Metabolic Syndrome are:

  abdominal obesity,

  atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol),

  raised blood pressure,

  insulin resistance (with or without glucose intolerance), and prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).

Our compounds currently under research and development with respect to Metabolic Syndrome are as follows:

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals. These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed. Recently entering the market are Byetta™1 and Januvia™2, both of which act through the stimulation of beta cell hormonal receptors. In contrast, the FM-TP2000 series of peptide compounds selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose. If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of a product of an enzyme (SPT) which has pro-inflammatory activity. This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”). Death of the insulin-secreting beta cells leads to diabetes. The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat diabetes by preventing beta cell loss in the pancreas, thereby preserving insulin secretory capacity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may preserve the normal proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type II diabetes by preserving beta cell function.

FM-TP5000 series – Acetyl-CoA Carboxylase 2 (ACC2) is an enzyme linked to the suppression of fat burning in the body. The early stage FM-TP5000 library of compounds are selective small molecules designed to inhibit ACC2, and therefore accelerate fat clearance from the body, potentially slowing or blocking the progression of obesity and diabetes.

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases. While we had not specifically targeted these diseases for therapeutic research, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases.

[1] Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.
[2] Januvia™ is a trademark of Merck & Co., Inc.

FM-TP3000 series – The same receptor for neuronal signals that appears on pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears in smooth muscle cells in the lungs and on inflammatory cells such as mast cells. Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

FM-VP4– We are continuing to pursue the potential out-licensing of FM-VP4 following our announcement of top line results from our US Phase II clinical trial on December 4, 2006. While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we are pursuing an out-licensing strategy based on FM-VP4’s clinically significant results, dose response (5% LDL-cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses), excellent safety profile and what we believe are existing market opportunities for alternative therapies for cholesterol reduction.

To date we have had discussions with a number of potential licensees but have yet to conclude a transaction. We are continuing our efforts to secure an out-licensing partner, however there can be no assurance that a license of FM-VP4 will be achieved, or if achieved, that significant revenue would be generated there from.

NUTRACEUTICALS

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of naturally occurring compounds, known as phytosterols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.

In Europe, Reducol™ can now be found in yogurt, yogurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements. To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.

In June 2006 we entered into a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”) to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe, by jointly establishing Forbes-Fayrefield, a U.K. company. We own 51% of the outstanding shares of Forbes-Fayrefield, and Fayrefield owns the remaining 49%, however the Board of Directors of Forbes-Fayrefield consists, and under the agreement it will continue to consist, of an equal number of nominees of Forbes and of Fayrefield.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods. Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread. In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

We are also developing other value-added products related to promoting a healthier lifestyle and reducing the risk of Metabolic Syndrome, and cardiovascular and related diseases.

2007 SIGNIFICANT EVENTS

Since the end of the last financial year, we announced that one of Portugal's largest retail chains, Jeronimo Martins, launched a range of dairy products incorporating our cholesterol-lowering ingredient, Reducol™ and also announced the expansion in Portugal through another large food retailer, Modelo Continente.

On January 25, 2007, we announced that we had received a letter from Nasdaq indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days, as required for continued inclusion on The Nasdaq Global Market by Marketplace Rule 4450(a)(5). Nasdaq provided us with 180 calendar days, or until July 23, 2007, to regain compliance with this minimum bid price rule. In July 2007, we announced that our application to Nasdaq had been approved to transfer our listing from the Nasdaq Global market to the Nasdaq Capital Market effective the opening of business July 23, 2007. As a result, on July 24, 2007 Nasdaq advised us that in accordance with Marketplace Rule 4310(c)(8)(D), we will now be provided an additional 180 calendar day compliance period, or until January 18, 2008, to regain compliance with the minimum bid price rule. If, at anytime before January 18, 2008, the bid price of our common stock closes on Nasdaq at US $1.00 per share or more for a minimum of 10 consecutive business days (Nasdaq may extend this time period in its discretion), Nasdaq Staff will provide written notification that we comply with the minimum bid price rule. If compliance with the rule cannot be demonstrated by January 18, 2008, Nasdaq Staff will provide written notification that our securities will be delisted. At that time, we may appeal Nasdaq Staff’s determination to a Listing Qualifications Panel, although the grounds for appeal are limited.

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%. Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October 2006 are being undertaken at our new facility in San Diego, California.

In May 2007, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2008 for the continued sale of Reducol™.

In May 2007, we announced that Kesko Food Ltd (Kesko) of Finland had launched a cholesterol-lowering Rye Bread incorporating our cholesterol-lowering ingredient, Reducol™. The Rye Bread is marketed under the 'Pirkka' premium private label brand name.

In July 2007, we announced that our corporate objectives remain on track for year-over-year revenue growth while maintaining our commitment to change and improving our profile through M&A activity.

In August 2007, we announced that Uni-President Enterprises Corporation (UPEC), the largest non-alcoholic drinks producer in Taiwan, had launched a cholesterol-lowering milk drink incorporating Reducol™. The milk drink is being marketed under the UPEC brand.

In September 2007, we announced that Fennobon of Finland had launched the first cholesterol-lowering XyliDent Pro chewing gum incorporating Reducol™.

In October 2007, we announced that the Netherlands' largest retailer, Albert Heijn, had launched an organic, cholesterol-lowering, skim milk drink incorporating Reducol™. This premium milk drink is being marketed under the Albert Heijn private label brand.

In October 2007, we announced that we had entered the final stages of compound selection for two of our therapeutic indications, asthma and type 2 diabetes. Compounds in development are chosen on the basis of selectivity (the ability to home in on one receptor), potency and pharmacokinetics (drug distribution in the body over time). Compounds targeting these indications and exhibiting the desired characteristics are present in the FM-TP2000 & 3000 Series.

REVENUE OUTLOOK

In October 2007, we increased our forecasted growth in Reducol™ sales and other value added products for 2007 to a range of $8.75 to $9.25 million from our previous revenue range of $7.5 – $8.0 million. This is compared to the approximate $6.1 million of revenue in 2006. The anticipated revenue is primarily based on contracted and forecasted amounts for Reducol™ and other sterol products for sale into the functional food and dietary supplement markets and on forecasted amounts of value added products for sale into the functional food markets. Realization of the anticipated revenue is dependent on these contracted and forecasted sales being achieved.

BASIS OF PRESENTATION

Our consolidated interim financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield. We account for our interest in Forbes-Fayrefield using the proportionate consolidation method. In March 2006, we disposed of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis focuses on our continuing operations and we present separately the Phyto-Source operations as “Discontinued Operations”. Material inter-company balances and transactions have been eliminated in these consolidated financial statements

Summary:
(‘000’s Cdn$ except per share values and	3 month period	3 month period	9 month period	9 month period
number of shares)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Revenues	$2,396	$1,802	$6,740	$4,438
Expenses	(5,604)	(5,267)	(15,895)	(17,419)
Loss from continuing operations	(3,208)	(3,465)	(9,155)	(12,981)

Provision for (recovery of) income taxes	64	(4)	282	(81)
Net loss from continuing operations	(3,144)	(3,469)	(8,873)	(13,062)

Income from discontinued operations, net
of current tax expense	-	–	-	305

Gain from disposal of discontinued
operations, net of taxes	-	–	-	6,627
Net loss for the period
	$(3,144)	$(3,469)	$(8,873)	$(6,130)

Weighted average number of shares	38,412,100	37,930,860	38,405,800	37,082,462

Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.35)
Income per share from discontinued
operations
Basic and diluted	-	-	-	0.01
Gain per share from disposal of
discontinued operations
Basic and diluted	-	-	-	0.18
Net income/(loss) per share
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.16)

To date, we have focused on the research and development of our pharmaceutical drug candidates, and on the research, development and commercialization of our phytosterol-based business, and have incurred annual operating losses since our inception. Net loss for the nine-month period ended September 30, 2007 totaled $8.9 million. As we continue to develop the FM-TP Series of Compounds, and to further widen the distribution of our nutraceutical products, we expect to continue to report future operating losses from continuing operations. At September 30, 2007 our accumulated deficit was $98.5 million, up from $89.6 million at December 31, 2006.

Results of continuing operations

The following table summarizes our results of continuing operations for the periods ended September 30, 2007 and September 30, 2006.

Summary:	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$ except per share values)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Revenues	$2,396	$1,802	$6,740	$4,438
Expenses	(5,604)	(5,267)	(15,895)	(17,419)
Income taxes recovery (expense)	64	(4)	282	(81)
Loss from continuing operations	$(3,144)	$(3,469)	$(8,873)	$(13,062)

Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.35)

Revenues

Revenues from continuing operations for quarter ended September 30, 2007 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Revenues (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Sales-phytosterol products	$2,064	$1,030	$5,402	$3,032
Sales-finished goods	236	418	884	467
Licensing	-	29	57	86
Phytosterol revenues	2,300	1,477	6,343	3,585
Interest and other	96	325	397	853

Total revenues	$2,396	$1,802	$6,740	$4,438

Total revenues, including interest income, for the three months ended September 30, 2007 were $2.4 million ($1.8 million – three months September 30, 2006) and $6.7 million for the nine months ended September 30, 2007 ($4.4 million – nine months ended September 30, 2006). This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies. Phytosterol revenues for the three months ended September 30, 2007 totaled $2.1 million ($1.0 million - three months September 30, 2006) and $5.4 million for the nine months ended September 30, 2007 ($3.0 million – nine months September 30, 2006). Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

Expenses

Total expenses for continuing operations, for the three and nine months ended September 30, 2007 and 2006 are presented below:

Expenses (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended	ended	ended	ended
(unaudited)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Cost of sales	$2,826	$1,305	$6,439	$3,099
General & administrative	1,159	1,263	3,900	4,184
Research & development	793	1,997	2,841	7,122
Marketing, sales & product development	352	686	1,244	1,812
Foreign exchange loss (gain)	419	(20)	1,308	1,094
Depreciation & amortization	55	36	163	108

Total expenses	$5,604	$5,267	$15,895	$17,419

Cost of Sales for the three months ended September 30, 2007 totaled $2,826 thousand on phytosterol revenues of $2,300 thousand, or 123% of phytosterol revenues, versus $1,305 thousand on phytosterol revenues of $1,477 thousand for the three months ended September 30, 2006, or 88% of phytosterol revenues. In the three months ended September 30, 2007, we recognized $491 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories and $437 thousand (September 30, 2006 - $nil) relating to losses on 2008 purchase commitments, which are included in Cost of Sales. Prior to the impact of these allowances in the three months ended September 30, 2007, Cost of Sales as a percentage of phytosterol revenues was 83% compared to 88% for the three months ended September 30, 2006.

Cost of Sales for the nine months ended September 30, 2007 totaled $6,439 thousand on phytosterol revenues of $6,343 thousand, or 102% of phytosterol revenues, versus $3,099 thousand on phytosterol revenues of $3,585 thousand for the nine months ended September 30, 2006, or 86% of phytosterol revenues. In the nine months ended September 30, 2007 we recognized $961 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories, and $437 thousand (September 30, 2006 - $nil) relating to losses on 2008 purchase commitments, which are included in Cost of Sales. Prior to the impact of these allowances in the nine months ended September 30, 2007, Cost of Sales as a percentage of phytosterol revenues was 79% compared to 86% for the nine months ended September 30, 2006.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below). We are working on improving our overall margins.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up.

General and administrative expenditures (“G&A”) totaled $1.2 million for the three months ended September 30, 2007 compared with $1.3 million for the three months ended September 30, 2006. G&A expenses for the nine months ended September 30, 2007 totaled $3.9 million compared with $4.2 million for the same period in 2006. Allocation of stock based compensation to G&A was insignificant in the three months ended September 30, 2007 (September 30, 2006 - $0.1 million) Allocation of stock based compensation to G&A was $0.4 million in the nine months ended September 30, 2007 (September 30, 2006 - $0.6 million).

Related party transactions included in G&A professional services for the three and nine month periods ended September 30, 2007 were payments for legal services of $54 thousand and $162 thousand respectively (three and nine month periods ended September 30, 2006 - $36 thousand and $144 thousand, respectively) made to Cawkell Brodie Glaister, LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Research & development (“R&D”) expenses for the three months ended September 30, 2007 totaled $0.8 million compared with $2.0 million for the same period in 2006. R&D expenses for the nine months September 30, 2007 totaled $2.8 million compared with $7.1 million for the same period in 2006. R&D expenditures in the first three quarters of 2007 were primarily spent on the FM-TP series of compounds and the finalization of work on the US FM-VP4 clinical trial. Patent application, filing and defence costs are expensed as incurred and included in R&D costs.

For the quarter ended September 30, 2007, $0.4 million (September 30, 2006 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and $nil (September 30, 2006 - $1.2 million) of R&D costs were incurred on FM-VP4 and related projects. Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.1 million in the quarter ended September 30, 2007 (September 30, 2006 - $0.3 million). Patent and regulatory related costs were $0.3 million in the quarter ended September 30, 2007 (September 30, 2006 - $0.3 million). Allocation of stock based compensation to R&D was insignificant in the quarter ended September 30, 2007 (September 30, 2006 - $0.1 million).

For the nine months ended September 30, 2007, $1.3 million (September 30, 2006 - $nil) of R&D costs were incurred on the FM-TP Series of Compounds and an insignificant amount (September 30, 2006 - $4.4 million) of R&D costs were incurred on FM-VP4 and related projects. Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.4 million in the nine months ended September 30, 2007 (September 30, 2006 - $0.8 million). Patent and regulatory related costs were $0.8 million in the nine months ended September 30, 2007 (September 30, 2006 - $0.9 million). Allocation of stock based compensation to R&D was $0.3 million in the nine months ended September 30, 2007 (September 30, 2006 - $0.8 million).

R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds. As the FM-TP Series of Compounds are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

Marketing, sales & product development (“Marketing”) totaled $0.4 million for the three months ended September 30, 2007 compared with $0.7 million in the same period last year. Marketing expenses for the nine months ended September 30, 2007 totaled $1.2 million compared with $1.8 million for the nine months ended September 30, 2006. The reduction in Marketing expenses is mainly attributable to less marketing materials being purchased, as there are fewer product launches in 2007. Allocation of stock based compensation to Marketing was insignificant in the quarter ended September 30, 2007 (September 30, 2006 - insignificant). Allocation of stock based compensation to Marketing was $0.2 million in the nine months ended September 30, 2007 (September 30, 2006 - $0.3 million).

Foreign exchange losses total totaled $0.4 million for the three months ended September 30, 2007 compared with an insignificant amount in the same period last year. The foreign exchange losses for the three months ended September 30, 2007, $0.4 million (2006-insignificant) is mainly attributable to unrealized foreign exchange losses.

The foreign exchange loss for the nine months ended September 30, 2007 totaled $1.3 million compared with $1.1 million for the nine months ended September 30, 2006. Of the foreign exchange losses for the nine months ended September 30, 2007, $1.0 million (2006-$1.1million) is attributable to unrealized foreign exchange losses and $0.3 million relates to realized exchange losses (2006-insignificant amount).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation expense was an insignificant amount for the third quarter of 2007 compared with $0.3 million in the same period last year. In the quarter ended September 30, 2006 $0.3 million related to employee option grants.

For the three and nine month periods ended September 30, 2007 and 2006 the stock based compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation	3 month period	3 month period	9 month period	9 month period
(summary)	ended-	ended-	ended-	ended-
(‘000’s Cdn$)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
(unaudited)

Research and development	$5	$137	$345	$752
General and administrative	6	109	411	618
Marketing, sales and product development	3	50	186	288
	$14	$296	$942	$1,658

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 4.0%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender. As at September 30, 2007, €77,853 was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The company does not have any loan commitments, capital leases or guarantees.

LIQUIDITY AND CAPITAL RESOURCES:

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

As at September 30, 2007, our net cash and cash equivalents were $5.9 million compared with $15.3 million as at December 31, 2006. Our working capital at September 30, 2007 was $11.6 million compared with $19.4 million at December 31, 2006. The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from continuing operations.

During the three months ended September 30, 2007, we used $2.5 million of cash for continuing operations compared with $5.4 million of cash used in the three months ended September 30, 2006. Net cash used in continuing operations for the third quarter of 2007 was primarily a result of the net loss for the period adjusted for non-cash expenses. Net cash used in continuing operations for the third quarter of 2006 was primarily a result of the net loss for the period adjusted for non-cash expenses and decreases in non-cash operating liabilities, primarily the current tax liability.

During the nine months ended September 30, 2007, we used $9.4 million of cash for continuing operations, primarily due to the operating loss offset by non-cash expenses, and decreases in non-cash operating liabilities, compared with $19.4 million used for continuing operations during the nine months ended September 30, 2006, primarily resulting from the net loss adjusted for non cash expenses, increases in non-cash operating assets, primarily inventories, and decreases in non cash operating liabilities, primarily the current tax liability.

Investing activities relating to continuing operations in the quarter ended September 30, 2007 and 2006, were insignificant. Investing activities relating to continuing operations for the nine months ended September 30, 2007, were insignificant. Investing activities in the nine months ended September 30, 2006 realized $28.9 million, relating to the proceeds on disposal of our interest in Phyto-Source.

Financing activities relating to continuing operations for the three and nine months periods ended September 30, 2007 were insignificant. Financing activities relating to continuing operations for the three and nine months ended September 30, 2006 $0.5 million and $0.7 million primarily related to the issues of common shares for cash on the exercise of warrants.

After taking into account our planned research and development expenditures, our anticipated revenue, and assuming no unanticipated costs or expenses, we consider that our capital resources will be sufficient to finance operations into the beginning of the second quarter of 2008.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity). At the present time we consider that it will be necessary to conclude one or more debt or equity financings in the near term to be able to continue with our existing business plan. The current market for both debt and equity financings for companies such as ours is challenging, and there can be no assurance that a financing, whether debt or equity, will be available on acceptable terms, or at all. The failure to obtain financing on a timely basis (i) may result in our having to reduce or delay one or more of our planned research, development and marketing programs and to reduce related overhead, any of which could impair our current and future value, and (ii) may have a material adverse effect on our ability to continue.

An equity financing at current market prices is anticipated to cause substantial dilution to our existing shareholders. While we are continuing to explore the out-licensing of FM-VP4 and potential M&A transactions, we do not expect that the achievement of either of these would replace the need for financing in the near term.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and approximate fair value due to their short terms to maturity. The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

DISCONTINUED OPERATIONS - PHYTO-SOURCE

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $6.6 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.6 million in income tax expense, less $0.9 million in a future tax liability reversal.

The following table reflects our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal).

Summary:
(‘000’s Cdn$ except per share values)	Period ended
(unaudited)	March 14, 2006

Revenues	$2,490
Expenses	(2,044)
Income taxes	(141)
Income from discontinued operations	$305

Gain from disposal of discontinued operations	$6,627

Income per share from discontinued operations Basic and diluted	$0.01
Gain per share from disposal of discontinued operations Basic and diluted	$0.18

QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)
			2007				2006	2005
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$2.4	$2.2	$2.1	$2.7	$1.8	$1.7	$1.0	$0.7
Loss from continuing operations	(3.2)	$(3.6)	$(2.4)	$(4.7)	$(3.5)	$(6.0)	$(3.6)	$(4.1)
Income/(loss) from discontinued operations	–	–	–	$(0.3)	–	–	$0.3	$(0.1)
Gain from disposal of discontinued operations	–	–	–	$0.4	–	–	$6.6	–

Net (loss) / income for period	$(3.2)	$(3.6)	$(2.4)	$(4.6)	$(3.5)	$(6.0)	$3.3	$(4.2)

Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.09)	$(0.06)	$(0.12)	$(0.09)	$(0.17)	$(0.10)	$(0.12)
Income/(loss) per share from discontinued operations
Basic and diluted	–	–	–	$(0.01)	–	–	$0.01	$(0.01)
Gain per share from disposal of discontinued operations
Basic and diluted	–	–	–	$0.01	–	–	$0.18	–
Net income/(loss) per share
Basic and diluted	$(0.08)	$(0.09)	$(0.06)	$(0.12)	$(0.09)	$(0.17)	$0.09	$(0.13)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

The increase in loss from continuing operations from Q1/2007 to Q2/2007 primarily results from increased stock option compensation expense, as more particularly described below, and foreign exchange loss mainly due to the appreciation of the Canadian dollar against the U.S. dollar.

R&D expenditures have been significant since 2003 as we continued to develop FM-VP4 and explored the VPx Library of Compounds, and as we continue to explore new drug compounds within the FM-TP Series of Compounds. For the eight quarters outlined above, the R&D expenditures, excluding the allocation of stock based compensation, are: Q4/2005 - $2.5 million, Q1/2006 - $2.0 million, Q2/2006 - $2.6 million, Q3/2006- $1.9 million, Q4/2006 - $2.4 million, Q1/2007 - $1.1 million, Q2/2007 - $0.6 million and Q3/2007 - $0.8. The reduction in R&D expenditures in the last three quarters is primarily due to decreased spending on FM-VP4 as the Company shifts its R&D focus to the FM-TP Series of Compounds.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes. The stock option compensation expense figures are: Q4/2005 - $0.3 million, Q1/2006 - $0.3 million, Q2/2006 - $1.0 million, Q3/2006 - $0.3 million, Q4/2006- $0.2 million, Q1/2007 - $0.1million, Q2/2007 - $0.8 million and Q3/2007 – insignificant amount. The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Also included in the loss from continuing operations are provisions for impairment of inventory as follows: Q4/2006 $0.4 million, Q1/2007 $0.1 million, Q2/2007 $0.3 million, and Q3/2007 $0.5 million. In Q3/2007 there is also a loss of $0.4 million on a 2008 inventory purchase commitment.

In addition, there were foreign exchange gains and losses as follows: Q2/2006 $1.0 million loss, Q4/2006 $0.7 million gain, Q1/2007 $0.1 million loss, Q2/2007 $0.8 million loss, and Q3/2007 $0.4 million loss.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our unaudited interim consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, inventory valuation, property, capital assets, intangible assets, goodwill and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The consolidated financial statements follow the same significant accounting policies and accounting principles as those outlined in the notes to the audited annual consolidated financial statements for the year ended December 31, 2006, except for the accounting policy changes effective on January 1, 2007 as follows.

Accounting Policy Changes

Effective on January 1, 2007, we adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income ("Section 1530") and Section 3855, Financial Instruments - Recognition and Measurement ("Section 3855”).

Section 1530 provides standards for the reporting and presentation of comprehensive income / (loss), which represents the change in equity, from transactions and other events and circumstances from non-owner sources. Other comprehensive income / (loss) refers to items recognized in comprehensive income / (loss) that are excluded from net income/(loss) calculated in accordance with Canadian GAAP.

Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. Under the new standards, all financial instruments are classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are initially measured at fair value. Held for trading financial investments are subsequently measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are subsequently measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired. Loans and receivables, held to maturity investments are subsequently measured at amortized cost. As a result of the adoption of these standards, we have classified our cash and cash equivalents as held-for-trading. Accounts receivable are classified as loans and receivables. Accounts payable and the tenure allowance have been classified as other financial liabilities, all of which are measured at amortized cost.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue recognition We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Inventories Raw materials inventory is valued at the lower of cost and replacement cost. Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value. Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary. In the three months ended September 30, 2007, we recognized $491 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories. In the nine months ended September 30, 2007 we recognized $961 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories.

In addition, in the three and nine months ended September 30, 2007, $437 thousand (2006-$nil) was charged to cost of sales as a result of recognizing impairment losses on 2008 purchase commitments for inventory.

Accrued liabilities We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

Stock-based compensation We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates. Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”. Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method. Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Impairment of long lived assets Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Income taxes are recorded based on enacted or substantially enacted income tax rates. A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of November 14, 2007 was 38,412,100 and has not changed from the September 30, 2007 balance.

On June 29, 2007, our new “rolling” stock option plan entitled the “2007 Stock Option Plan” (the “New Plan”), was implemented. The New Plan was initially approved by our Board of Directors on April 12, 2007 and was also approved by shareholders at our Annual General and Special Meeting held May 17, 2007. The New Plan replaces our Amended and Restated 2000 Stock Option Plan (the “Old Plan”), which was a “fixed number” plan. The persons to whom options may be granted under the New Plan remain the same as under the Old Plan, being directors, officers, employees and consultants of the Company or an affiliate. Under the New Plan, the number of common shares which may be made subject to option at any time is up to 10% of the Company’s outstanding shares at such time. Concurrently with the implementation of the New Plan, a number of options under the Old Plan with exercise prices of more than $1.00 were replaced with a lesser number of options under the New Plan, such new options each having an exercise price of $1.00 and an expiry date of March 31, 2012. Options under the Old Plan having exercise prices of $1.00 or less remain in effect under the New Plan unamended. The number of options outstanding under our New Plan as of November 14, 2007 was 3,065,390 and has decreased by 22,400 since September 30, 2007 due to the cancellation of 22,400 options. These options entitle the holders to purchase a total of 3,065,390 common shares at varying prices and have varying expiry dates.

In addition, we have 2,072,727 warrants outstanding of which entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010). All such warrants may be exercised on a cashless basis at the option of the holder. Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC. Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

Additional information relating to Forbes, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information. Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance. Forward-looking statements and information generally are identified by the words “forecasted”, “working toward”, “2008”, “pursue”, “strategy”, “opportunities”, “forward”, “believe”, “hope”, “vision”, “to develop”, “plans”, “anticipate”, “objective”, “seeking”, “expected”, “expects”, “potential”, “continues” “revenue outlook”, “next”, “intend”, “projected” and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information.

We are subject to significant risks and past performance is no guarantee of future performance. We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results. The following offers a brief overview of some of the risk factors to be considered in relation to our business. This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

  Need for Additional Funds As at September 30, 2007, we had a cumulative deficit of $98.5 million. We will be expending substantial funds in 2007 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities into the beginning of the second quarter of fiscal 2008. We will need to obtain additional financing prior to that time. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations. The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available. The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. We may also seek additional funding from other sources, including technology licensing, co- development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in our projects or products. There can be no assurance, however, that any alternative sources of funding will be available.

  Dependence Upon a Few Customers and Products We expect that most of our revenue for 2007 will be earned from sales to a few customers. Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. Our supply contract with Pharmavite LLC for the continued sale of Reducol™ for inclusion in one of Pharmavite's leading dietary supplements, Nature Made® CholestOff®, will expire in June 2008. There can be no assurance that this contract will be renewed. Failure to renew the contract would have a material adverse effect on our product sales and revenue.

  Development and Commercialization of Pharmaceutical and Nutraceutical Products To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market. The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature. Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

    ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products costs or other factors which may make manufacturing or marketing of products impractical and non-competitive unacceptability of the products in the market place

    inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed by us the risk of obsolescence of our technology

    insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in later clinical trials.

  Competition We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses. In the nutraceutical area, we face competition from a number of parties, including Cognis, Raisio and Unilever. In the pharmaceutical area, we face intense competition from major pharmaceutical companies, among others. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

  Risks Related to Strategic Relationships and Supply Sources We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may negatively affect our future revenues and business. One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM- VP4 based on its clinically significant results, dose responsiveness, and excellent safety profile. There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

  Future Revenues and Profitability are Uncertain Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

  Currency Fluctuation We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations. At present, we do not have any plans to hedge against any currency risk.

  The Company has a History of Losses For the nine-month period ended September 30, 2007 we reported a net loss from continuing operations of $8.9 million and an accumulated deficit of $98.5 million. We anticipate that we will continue to incur significant losses during fiscal 2007 and beyond, and that we will not reach profitability until after further successful and profitable commercialization of our products. Even then, the initial losses incurred by us may never be recovered. There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

  Need for Growth We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

  Dependence upon Key Personnel Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel. Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

  Product Liability, Negative Publicity and Insurance We are exposed to the risk of product liability claims for the use of our products. Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage. Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

  Political and Economic Risks We conduct business in foreign countries and are seeking business opportunities worldwide. In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

  Environmental Risks We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations. There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

  Inflation The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

  Volatility of Stock Price/Liquidity of Shares The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

  Stock Exchange Minimum Listing Requirements Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Capital Market. We do not currently meet Nasdaq’s minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq Capital market and have until January 18, 2008 to regain compliance with this requirement. There is no assurance that we will continue to meet the minimum listing requirements of either the Nasdaq Capital Market or the Toronto Stock Exchange. De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in our shares.

  Anti-Takeover Provisions We have adopted a shareholder rights plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

  Risks Related to Material Contractual Obligations We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

  Risks Related to Legal Proceedings Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

  Directors’ and Officers’ Indemnity We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them. If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

  Adherence to Time Frames We set goals and make public statements regarding our expected timing of meeting our objectives, such as the identification of lead compounds. The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein. There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar), OSC, and BCSC (see www.sedar.com), including, without limitation, in our latest Annual Report / Annual Information Form on Form 20-F. Forward-looking statements are based on assumptions, beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those assumptions, beliefs, expectations, opinions or other circumstances should change.

November 14, 2007

Form 52-109F2 Certification of Interim Filings

I, Charles Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109

Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“Charles A. Butt”
Charles A. Butt
President and Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109

Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc., (the issuer) for the interim period ending September 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 14, 2007

“David Goold”
David Goold
Chief Financial Officer

For Immediate Release	November 14, 2007

Forbes Medi-Tech Announces Third Quarter 2007 Financial Results
~Company Reports 33% Increase in Revenues Over Previous Year~

Vancouver, Canada – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) today announced its financial results for the three and nine-month periods ended September 30, 2007. Comparative periods for these statements are the three months and nine months ended September 30, 2006, respectively. All amounts are in Canadian Dollars unless otherwise noted.

Third Quarter 2007 Highlights

  Reported revenues of $2.4 million for the three months ended September 30, 2007 compared to $1.8 million for the three months ended September 30, 2006, an increase of 33%
  Reported revenues of $6.7 million for the nine months ended September 30, 2007 compared to $4.4 million for the nine months ended September 30, 2006, an increase of 52%
  Announced the launch of a Reducol™-based milk drink with Taiwan’s largest drink producer, Uni- President

“We have increased revenue guidance in recent weeks, entered the final stages of compound selection for our pharmaceutical development program and taken steps to reduce excess inventory”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc. “For the remainder of 2007, we anticipate more product launches, the completion of compound selection and exploring non-dilutive opportunities that will improve the company’s financial position.”

Drug Development
Forbes has entered the final stages of compound selection for two of the most rapidly growing therapeutic indications, asthma and type 2 diabetes. Compounds in development are chosen on the basis of selectivity (the ability to home in on one receptor), potency and pharmacokinetics (drug distribution in the body over time). The FM-TP2000 Series targeting type 2 diabetes are based on the neural signal, following a meal, which is known to increase insulin secretion from pancreatic beta cells. The FM-TP3000 Series targeting asthma are inhaled VPAC2 agonists. Other investigational VPAC2 agonists have demonstrated immediate bronchodilatation with the potential for anti-inflammatory effects. The compound differs from long-acting Beta2 adrenoceptor agonists by working through a different receptor and mechanism.

Upon successful completion of current studies underway, it is expected that a compound from the FM-TP3000 Series targeting asthma would be confirmed this quarter and a compound from the FM-TP2000 Series targeting diabetes would be selected early in 2008.

Nutritional Business
Revenue from sales of Forbes cholesterol-lowering ingredient, Reducol™, and other cholesterol-lowering ingredients and value added products have grown 33% over the same quarter last year. Where the company has enjoyed several product launches in other parts of the world, the U.S. market penetration remains to be a key focus for Forbes. The company is working with US food manufacturers in various stages of product development. While the timing and completion of the product development stage is unclear at this point, the company will update its shareholders in the event of a successful product launch.

Financial Results

Summary: (‘000’s Cdn$ except per share values and number of shares)	3 month period	3 month period	9 month period	9 month period
	ended	ended	ended	ended
(unaudited)	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Revenues	$2,396	$1,802	$6,740	$4,438
Expenses	(5,604)	(5,267)	(15,895)	(17,419)
Loss from continuing operations	$(3,208)	$(3,465)	$(9,155)	$(12,981)
Provision for income taxes	64	(4)	282	(81)
Net loss from continuing operations	$(3,144)	$(3,469)	$(8,873)	$(13,062)

Income from discontinued operations, net of current tax expense	–	–	–	305
Gain from disposal of discontinued operations, net of taxes	–-	–	–	6,627

Net loss for the period	$(3,144)	$(3,469)	$(8,873)	$(6,130)

Weighted average number of shares	38,412,100	37,930,860	38,405,800	37,082,462

Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.35)
Income per share from discontinued operations
Basic and diluted	–	–	–	0.01
Gain per share from disposal of discontinued operations
Basic and diluted	–	–	–	0.18
Net loss per share
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.16)

Results of ‘Continuing Operations’
The following table summarizes the company’s results of continuing operations for the periods ended September 30, 2007 and September 30, 2006.

Summary:
(‘000’s Cdn$ except per share values)	3 month period	3 month period	9 month period	9 month period
(unaudited)	ended	ended	ended	ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006

Revenues	$2,396	$1,802	$6,740	$4,438
Expenses	(5,604)	(5,267)	(15,895)	(17,419)
Income taxes recovery (expense)	64	(4)	282	(81)
Loss from continuing operations	$(3,144)	$(3,469)	$(8,873)	$(13,062)

Loss per share from continuing operations
Basic and diluted	$(0.08)	$(0.09)	$(0.23)	$(0.35)

Loss from Operations
As the company continues to develop the FM-TP Series of Compounds, and to further widen the distribution of its nutraceutical products, Forbes expects to continue to report future operating losses from continuing operations.

Revenue: (summary)
(‘000’s Cdn$)	3 month period	3 month period	9 month period	9 month period
(unaudited)	ended	ended	ended	ended
	Sept. 30, 2007	Sept. 30, 2006	Sept. 30, 2007	Sept. 30, 2006
Sales-phytosterol products	$2,064	$1,030	$5,402	$3,032
Sales-finished goods (Forbes Fayrefield Ltd.)	236	418	884	467
Licensing	-	29	57	86
Phytosterol revenues	2,300	1,477	6,343	3,585
Interest and other	96	325	397	853
Total revenues	$2,396	$1,802	$6,740	$4,438

Total revenues – including interest income, for the three months ended September 30, 2007 were $2.4 million ($1.8 million – three months September 30, 2006) and $6.7 million for the nine months ended September 30, 2007 ($4.4 million – nine months ended September 30, 2006). This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Expenses:

Expenses (summary)	3 month period	3 month period	9 month period	9 month period
(‘000’s Cdn$)	ended-	ended-	ended-	ended-
(unaudited)	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006

Cost of sales	$2,826	$1,305	$6,439	$3,099
General & administrative	1,159	1,263	3,900	4,184
Research & development	793	1,997	2,841	7,122
Marketing, sales & product
development	352	686	1,244	1,812
Foreign Exchange loss (gain)	419	(20)	1,308	1,094
Depreciation & amortization	55	36	163	108
Total expenses	$5,604	$5,267	$15,895	$17,419

Cost of sales for the three months ended September 30, 2007 totaled $2,826 thousand on phytosterol revenues of $2,300 thousand, or 123% of phytosterol revenues, versus $1,305 thousand on phytosterol revenues of $1,477 thousand for the three months ended September 30, 2006, or 88% of phytosterol revenues. In the three months ended September 30, 2007, Forbes recognized $491 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories and $437 thousand (September 30, 2006 - $nil) relating to losses on 2008 purchase commitments, which are included in Cost of Sales. Prior to the impact of these allowances in the three months ended September 30, 2007, Cost of Sales as a percentage of phytosterol revenues was 83% compared to 88% for the three months ended September 30, 2006.

Cost of Sales for the nine months ended September 30, 2007 totaled $6,439 thousand on phytosterol revenues of $6,343 thousand, or 102% of phytosterol revenues, versus $3,099 thousand on phytosterol revenues of $3,585 thousand for the nine months ended September 30, 2006, or 86% of phytosterol revenues. In the nine months ended September 30, 2007 the company recognized $961 thousand (September 30, 2006 - $nil) of inventory reserves on excess inventories, and $437 thousand (September 30, 2006 - $nil) relating to losses on 2008 purchase commitments, which are included in Cost of Sales. Prior to the impact of these allowances in the nine months ended September 30, 2007, Cost of Sales as a percentage of phytosterol revenues was 79% compared to 86% for the nine months ended September 30, 2006.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to a number of factors including the mix of products sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments. In the past quarter Forbes has recognized inventory valuation and purchase commitment provisions which have resulted in an adverse impact on the Q3-07 margins. The company is working to improve its overall margins.

Research and development expenses (“R&D”) for the three months ended September 30, 2007 totaled $0.8 million compared with $2.0 million for the same period in 2006. R&D expenses for the nine months September 30, 2007 totaled $2.8 million compared with $7.1 million for the same period in 2006. R&D expenditures in the first three quarters of 2007 were primarily spent on the FM-TP series of compounds and the finalization of work on the US FM-VP4 clinical trial. R&D expenses are expected to increase as work progresses on the FM-TP Series of Compounds.

Liquidity & Capital Resources

Cash, cash equivalents and working capital
As at September 30, 2007, the company’s net cash and cash equivalents were $5.9 million compared with $15.3 million as at December 31, 2006. The company’s working capital at September 30, 2007 was $11.6 million compared with $19.4 million at December 31, 2006. The decrease in cash and working capital in the quarter was mainly attributable to funding the loss from continuing operations.

After taking into account our planned research and development expenditures, our anticipated revenue, and assuming no unanticipated costs or expenses, we consider that our capital resources will be sufficient to finance operations into the beginning of the second quarter of 2008. The Company is diligently working to obtain additional funding, as well as to enhance its portfolio of products through potential strategic partnership and M&A activities.

Operations
During the three months ended September 30, 2007, the company used $2.5 million of cash for continuing operations compared with $5.4 million of cash used in the three months ended September 30, 2006. Net cash used in continuing operations for the third quarter of 2007 was primarily a result of the net loss for the period adjusted for non-cash expenses. During the nine months ended September 30, 2007, Forbes used $9.4 million of cash for continuing operations, primarily due to the operating loss offset by non-cash expenses, and decreases in non-cash operating liabilities, compared with $19.4 million used for continuing operations during the nine months ended September 30, 2006, primarily resulting from the net loss adjusted for non cash expenses, increases in non-cash operating assets, primarily inventories, and decreases in non cash operating liabilities, primarily the current tax liability.

Third Quarter 2007 Report
This news release includes by reference the Company’s unaudited financial statements for the third quarter ended September 30, 2007, including the full Management Discussion & Analysis (MD&A). The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

Conference Call and Webcast
A conference call and webcast to discuss these financial results will be held on Wednesday November 14, 2007 at 1:30pm PT. (4:30pmET) To participate in the conference call, please dial 800-952-4972 or (direct) 416-641-2140. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until November 21, 2007 by calling 416-695-5800 or 800-408-3053 (passcode 3241670#). The webcast link will be archived on the Forbes website afterwards.

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease. Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

For more information, please contact:

Darren Seed	David Goold
Director, Investor Relations	Chief Financial Officer
Telephone: (604) 681-8976	Telephone: (604) 689-5899
E-mail: dseed@forbesmedi.com	E-mail: dgoold@forbesmedi.com

This News Release contains forward-looking statements and information regarding Forbes’ revenues, sufficiency of capital resources, research and development, additional product launches, selection of compounds from the FM-TP Series of Compounds, Forbes’ strategy and vision, and other information related to future periods. Forward-looking statements and information can be identified by the use of forward-looking terminology such as “revenue guidance”, “anticipate”, “opportunities”, “to develop”, “working to”, “will”, “strategy”, “vision”, “future”, “2008” or comparable terminology referring to future events or results. Forward-looking statements and information are statements and information about the future and are inherently uncertain. The Company’s actual achievements and other results and occurrences could differ materially from those anticipated in these forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital, which may not be available in a timely manner or at all; uncertainty whether the Company will be able to achieve its revenue guidance; the risk of unanticipated costs or expenses; reliance by the Company on its customers, strategic partners and suppliers for performance; uncertainty whether there will be additional product launches as anticipated or at all; uncertainty whether the Company will realize is strategies and vision; the need for additional research and development, the outcome of which is uncertain; uncertainty whether compound selection will occur as anticipated or at all; uncertainty as to market acceptance of the Company’s and its customer’s products; product liability, intellectual property and insurance risks; marketing risks; the risk of unknown side effects; the effect of competition; changes in business strategy or development plans; exchange rate fluctuations; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements or information if those assumptions, beliefs, opinions or expectations or other circumstances should change.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

	September 30	December 31
	2007	2006
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$5,851	$15,287
Accounts receivable	1,531	1,546
Income taxes recoverable	328	-
Inventories	6,204	6,093
Prepaid expenses and deposits	296	598
	14,210	23,524

Long-term Assets
Fixed assets	508	552
Intangible and other assets	851	944
Goodwill	367	367

	$15,936	$25,387

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$1,999	$3,486
Current income tax liability	529	539
Deferred revenues	-	58
Current portion of tenure allowance	38	-
	2,566	4,083
Long-term liabilities
Tenure allowance	944	954
	3,510	5,037

Shareholders’ equity
Share capital (Note (4(c))	101,027	100,994
Contributed surplus (Note 4(b))	9,859	8,943
Deficit	(98,460)	(89,587)
	12,426	20,350

	$15,936	$25,387

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

REVENUES
Sales	$2,300	$1,448	$6,286	$3,499
Licensing	-	29	57	86
Phytosterol revenues	2,300	1,477	6,343	3,585
Interest and other	96	325	397	853
	2,396	1,802	6,740	4,438
EXPENSES
Cost of sales (Note 1(c))	2,826	1,305	6,439	3,099
General and administrative	1,159	1,263	3,900	4,184
Research and development	793	1,997	2,841	7,122
Marketing, sales and product development	352	686	1,244	1,812
Foreign exchange loss (gain)	419	(20)	1,308	1,094
Depreciation and amortization	55	36	163	108
	5,604	5,267	15,895	17,419
Loss from continuing operations for the period before taxes	(3,208)	(3,465)	(9,155)	(12,981)
Discontinued Operations (Note 6)
Income from discontinued operations, net of current tax expense	-	-	-	305
Gain from disposal of discontinued operations,
net of current income tax provision of $ 7,574
and future income tax reduction of $ (845)	-	-	-	6,627
Net loss for the period before taxes	(3,208)	(3,465)	(9,155)	(6,049)

Provision for (recovery of) income taxes	64	(4)	282	(81)

Net loss and comprehensive loss for the period	$(3,144)	$(3,469)	$(8,873)	$(6,130)

Deficit, beginning of period	(95,316)	(81,404)	(89,587)	(78,743)
Deficit, end of period	$(98,460)	$(84,873)	$(98,460)	$(84,873)
Weighted average number of common shares outstanding (‘000’s)	38,412	37,931	38,406	37,082

Basic and diluted loss per share from continuing operations	$(0.08)	$(0.09)	$(0.23)	$(0.35)
Basic and diluted income per share from discontinued operations	-	-	-	$0.01
Basic and diluted gain per share from disposal of discontinued operations	-	-	-	$0.18

Basic and diluted loss per share	$(0.08)	$(0.09)	$(0.23)	$(0.16)

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2007	2006	2007	2006

OPERATIONS
Net loss for the period	$(3,144)	$(3,469)	$(8,873)	$(6,130)
Adjustments for:
Impairment of inventory	491	-	961	-
Loss on purchase commitment	437	-	437	-
Income from discontinued operations, net of taxes	-	-	-	(305)
Gain on sale of discontinued operations, net of taxes	-	-	-	(6,627)
Depreciation and amortization	55	36	163	108
Amortization of deferred license revenues	-	(29)	(57)	(86)
Amortization of capitalized financing fees	-	-	-	26
Accretion of interest	-	-	-	117
Stock-based compensation expense	14	296	942	1,658
	(2,147)	(3,166)	(6,427)	(11,239)
Net change in non-cash operating items from continuing operations (Note 5)	(313)	(2,231)	(2,931)	(8,179)
Net cash used in continuing operations	(2,460)	(5,397)	(9,358)	(19,418)

Net cash provided by discontinued operations	-	-	-	1,922
	(2,460)	(5,397)	(9,358)	(17,496)
INVESTMENTS
Acquisition of fixed assets	(35)	(15)	(85)	(76)
Proceeds on disposal of Phyto-Source manufacturing joint venture (Note 6)	-	-	-	28,935
	(35)	(15)	(85)	(28,859)
FINANCING
Issuance of common shares	-	468	7	676
Decrease in long-term liabilities from discontinued operations	-	-	-	(330)
	-	468	7	346
Increase (decrease) in cash and cash equivalents	(2,495)	(4,944)	(9,436)	11,709
Cash and cash equivalents, beginning of period	8,346	25,951	15,287	9,298
Cash and cash equivalents, end of period	$5,851	$21,007	$5,851	$21,007